Ladenburg Thalmann & Co. Inc.

277 Park Avenue, 26th Floor

New York, New York 10172

November 5, 2020

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	APPLIED UV, INC.

Registration Statement on Form S-1 (Registration No. 333-249830)

Acceleration Request Withdrawal

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 3, 2020, in which we jointly requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, November 5, 2020, at 5:30 p.m. Eastern Time, in accordance with Rules 460 and 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director